Exhibit 1.01 to the Form SD

McKesson Corporation Conflict Minerals Report

For the reporting period from January 1, 2016 to December 31, 2016

Except as otherwise indicated, all references in this report to “McKesson,” “the Company,” “we,” “our” and “us” refer to McKesson Corporation and its consolidated subsidiaries.

McKesson Corporation

This Conflict Minerals Report (the “Report”) of McKesson Corporation (the “Company”) has been prepared pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2016 to December 31, 2016.

The Company is a healthcare services and information technology company providing supply, information and care management products and services designed to reduce costs and improve quality across the healthcare industry.

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals, which we collectively refer to in this Report as the “3TG Minerals,” are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten. The “Covered Countries” for the purposes of the Rule and this Report are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola. As described in this Report, certain of the Company’s operations manufacture products for which the 3TG Minerals are necessary to the functionality or production of those products.

Description of the Company’s Products Covered by this Report

This Report relates to products:

•	for which the 3TG Minerals may be necessary to the functionality or production of that product;

•	that were manufactured by the Company; and

•	for which the manufacture was completed during calendar year 2016 (“In-Scope”).

The following product category includes In-Scope products:

1.	McKesson Medical Imaging Solutions – This business helps health care organizations of all sizes and complexity manage the massive amount of specialized imaging applications that come from dealing with today’s medical imaging department. The solutions of this business focus on workflow, collaboration, and productivity enhancements to help clients improve their clinical, financial, and operational outcomes. The Company determined that only one In-Scope product manufactured by McKesson Medical Imaging Solutions requires further due diligence:

a.	McKesson Cardiology Hemo (“Covered Product”) - A comprehensive hemodynamic monitoring and information management application for cardiac, peripheral and electrophysiological (EP) procedures

In addition, the Company completed the acquisition of several companies during this reporting period; the names and the periods for which we will be reporting are listed below. For 2016, our RCOI (as defined below) and due diligence process included the following:

i.	Vantage Oncology, LLC – April 1, 2016 – December 31, 2016

ii.	Biologics, Inc. – April 1, 2016 – December 31, 2016

iii.	Laboratory Supply Company (Labsco) – May 13, 2016 – December 31, 2016

iv.	Pemberton Marketing International Limited t/a United Drug Consumer – January 4, 2016 – December 31, 2016

The Company’s Reasonable Country of Origin Inquiry (“RCOI”)

The Company has conducted in good faith a reasonable country of origin inquiry (“RCOI”) regarding the 3TG Minerals. This good faith RCOI was designed to determine whether any of the 3TG Minerals originated in the Covered Countries and whether any of the 3TG Minerals may be from recycled or scrap sources. The Company sent communication packages to suppliers of the Covered Product, which included a letter describing McKesson’s 3TG Minerals obligations and the actions that suppliers must take, a McKesson Supplier Survey FAQ document, the Conflict Free Sourcing Initiative Conflict Minerals Reporting Template (created by the Electronic Industry Citizenship Coalition and the Global e-Sustainability Initiative), a smelter list table to be completed by suppliers, and a list of standard smelter names. The Company then tracked and reviewed supplier responses.

The Company’s Due Diligence Process

Based on the results of the Company’s RCOI, the Company exercised due diligence on the source and chain of custody of the 3TG Minerals. The Company’s due diligence measures have been designed to conform to the framework in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas: Second Edition, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Guidance”).

The Company adopted a policy relating to 3TG Minerals (the “Company Policy”). A copy of the Company Policy is publicly available http://www.mckesson.com/Investors/Corporate-Governance/Conflict-Minerals-Policy/. The Company Policy applies to employees who manage relationships with suppliers of products and materials to the Company. Under the Company Policy, the Company’s suppliers are expected, upon request, to:

•	Identify the steps in the supply chain through which 3TG Minerals are introduced, and undertake all due diligence efforts necessary to identify the smelter, refiner and/or mine from which 3TG Minerals originate. This may include requiring direct or indirect suppliers to our suppliers to cooperate in due diligence efforts and to provide any information necessary to facilitate our compliance efforts with respect to the Rule;

•	Supply us with timely and accurate information regarding the source of 3TG Minerals in our supply chain and the steps that have been undertaken to determine whether such products and materials do not contain 3TG Minerals necessary to the functionality or production of those products or materials that directly or indirectly finance or benefit armed groups in the Covered Countries, and are therefore “DRC Conflict Free,” as such term is defined in the Rule, including whether the source has been verified by a recognized, independent third party; and

•	Advise us promptly of any determination that any products or materials in the supply chain are not DRC Conflict Free.

The Company established a 3TG Minerals Working Group (the “Working Group”), which provides periodic updates on the due diligence process to senior management, including executive officers of the Company.

The Company created a unique email address by which suppliers, customers, employees, and interested parties would be able to provide information to the Company.

The Company developed a 3TG Minerals program that was risk-based in nature. For calendar year 2016, this included:

1.	Reconnecting with subject matter experts in each relevant business twice annually to confirm that each business had not begun selling a new product during calendar year 2016 for which a conflict minerals scoping exercise would have been required;

2.	Training newly identified stakeholders about the Rule and the Company’s plan for compliance;

3.	Working with relevant businesses to respond to their customer Conflict Minerals requests;

4.	Cross-checking the controlled subsidiaries list provided by the Corporate Secretary department with information provided by each business to ensure the completeness of the initial scoping exercise;

5.	Maintaining a Standard Operating Procedures to document the Company’s 3TG Minerals program; and

6.	Identifying all suppliers of the Covered Product and working with Company subject matter experts to compile a listing of components that may contain 3TG.

7.	Became a member of the Conflict Free Sourcing Initiative (CFSI). Founded in 2008 by members of the Electronic Industry Citizenship Coalition (EICC) and the Global e-Sustainability Initiative (GeSI), the Conflict-Free Sourcing Initiative (CFSI) has grown into one of the most utilized and respected resources for companies from a range of industries addressing responsible 3TG challenges in their supply chains. Benefits of this membership include:

a.	Access to Reasonable Country of Origin (RCOI) data and Country of Origin information associated with facilities that are validated through the Conflict-Free Smelter Program

b.	Latest information and insight about the developments on regional issues, various sourcing initiatives and regulatory schemes.

Future Due Diligence Measures

The Company’s supply chain with respect to the Covered Product is complex, and there are many third parties in the supply chain between the ultimate manufacture of the Covered Product and the original sources of necessary 3TG Minerals. In this regard, the Company does not directly purchase 3TG Minerals from mines, smelters or refiners. The Company must therefore rely on its suppliers to provide information regarding the origin of 3TG Minerals that are necessary to the functionality or production of the Covered Product. The Company plans to continue to take the following steps to identify the applicable smelters and refiners of 3TG Minerals in the Company’s supply chain:

1.	Continuing to work with suppliers to obtain complete information about the source and chain of custody of 3TG Minerals, which includes lists of smelters and refiners; and

2.	Cross-referencing supplier lists of smelters with the list of smelters and refiners that are compliant with the relevant Conflict Free Smelter Program assessment protocol. This is the flagship program of the Conflict Free Sourcing Initiative.

Based on the Company’s due diligence efforts to date, the Company does not have sufficient information to determine the country of origin of, or the facilities used to process, the 3TG Minerals necessary to the functionality or production of the Covered Product.

The due diligence process discussed above is an ongoing process. As the Company continues to conduct due diligence on its products, improve due diligence measures and seek to further mitigate the risk that the necessary 3TG Minerals contained in the Company’s products benefit armed groups in the Covered Countries, it will continue to refine procedures to meet goals and adhere to values set forth in the policy outlined above. This strategy includes continuing to engage with suppliers to obtain current, accurate and complete information about the supply chain, and the development and refinement of standard operating procedures. These procedures include, without limitation, performing testing procedures, performing remediation procedures, retraining existing stakeholders and training new stakeholders within the Company, determining whether new products developed or acquired by the Company are In-Scope, conducting diligence efforts on new and acquired products when necessary, conducting post implementation reviews, and identifying and prioritizing opportunities for future improvement.